SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 15, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

Nokia has initiated a review of strategic options for its HERE business

Nokia Corporation

Stock Exchange Release

April 15, 2015 at 08:05 (CET +1)

Nokia has initiated a review of strategic options for its HERE business

Espoo, Finland — Nokia today announces that it has initiated a review of strategic options, including a potential divestment, for its HERE business. HERE is a leader in navigation, mapping and location intelligence.

Nokia today also announced a proposed combination with Alcatel-Lucent. The Board of Directors of Nokia believes this is the right moment to assess the position of HERE within the proposed new Nokia business.

The strategic review of HERE is on-going and it may or may not result in any transaction. Any further announcements about HERE will be made as appropriate.

Forward-looking Statements

This press release contains forward-looking statements, such as statements that relate to a potential combination involving Alcatel-Lucent, assessment of HERE and a potential transaction involving HERE. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “would,” “will,” “may” and similar expressions. These statements are based on current decisions and plans and currently known factors.These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.Risks and uncertainties include: the impact of the potential combination involving Alcatel-Lucent; the performance of the global economy; the capacity for growth in navigation, mapping and location intelligence; the effect of changes in governmental regulations, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com.

About HERE

HERE, a Nokia company, is a leader in navigation, mapping and location experiences. We build high-definition (HD) maps and combine them with cloud technology to enable rich, real-time location experiences in a broad range of connected devices - from smartphones and tablets to wearables and vehicles. Leading brands including BMW, Daimler, Microsoft, Samsung and Toyota trust HERE to provide mapping services for their customers. To learn more, including our work in the areas of connected and autonomous driving, visit http://360.here.com.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

HERE

Communications

press@here.com

https://company.here.com/newsroom/contacts/

Brunswick

Tel. +44 207 404 5959

Tel. +49 89 80990250

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Enclosures:

Nokia stock exchange release dated April 15, 2015: Nokia has initiated a review of strategic options for its HERE business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2015		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal